Filed pursuant to Rule 424(b)(3)
File No. 333-202279

Grant Park Fund June 2017 Update
July 21, 2017

Supplement dated July 21, 2017 to Prospectus dated May 15, 2017
Class	June ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-4.12%	-7.30%	$7.92M	$1,005.058
B	-4.18%	-7.61%	$79.95M	$822.986
Legacy 1	-3.94%	-6.23%	$1.17M	$796.456
Legacy 2	-3.96%	-6.34%	$0.40M	$778.792
Global 1	-3.83%	-5.96%	$26.10M	$788.853
Global 2	-3.85%	-6.07%	$1.54M	$773.188
Global 3	-3.99%	-6.90%	$11.76M	$669.750

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar weakened following softer-than-expected U.S. economic data and in anticipation of the Federal Reserve’s comments on the timing of an expected interest rate hike.  The Australian and New Zealand dollars each strengthened in reaction to the growing likelihood of interest rate increases in the near term.  The Canadian dollar strengthened after the Bank of Canada stated it might raise interest rates as early as July.

Energy:  Crude oil prices declined due to rising inventories and despite ongoing efforts by major producing countries to reduce a global glut.  Natural gas and heating oil declined due to mild weather and rising natural gas inventories.

Equities: U.S. and Asian equity markets rose as signs emerged that companies are increasing their profitability, that U.S. consumers are more confident about their finances, and on the sense other global economies, particularly in Europe, are stable.  European equity markets moved lower mainly due to declining oil prices and their effect on energy stocks.

Fixed Income:  Global fixed income prices declined after hawkish comments from central banks led to expectations of upcoming interest rate hikes.

Grains/Foods:  Wheat prices rose 19% on concerns the worsening drought has damaged the current crop.  Sugar markets declined eight percent on continued expectations of a supply surplus.  Favorable weather in the growing regions for cocoa and coffee caused prices to fall in anticipation of an abundant harvest.  Lean hog prices increased over 10% ahead of the July 4th holiday.

Metals:  Precious metals markets moved lower, pressured by rising interest rates.  Yields rose after several central bankers joined the U.S. Federal Reserve in suggesting the need to tighten monetary policy.  Copper prices rose on a weaker dollar and on expectations of stronger demand from China.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
 President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended June 30, 2017

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$923,898	-$47,256
Change In Unrealized Income (Loss)	-5,930,034	-5,806,674
Brokerage Commission	-76,990	-438,432
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-86,678	-662,211
Change in Accrued Commission	5,645	-2,559
Net Trading Income (Loss)	-5,164,159	-6,957,132

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$67,858	$407,653
Interest, Other	26,059	190,200
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	-5,070,242	-6,359,279

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	-19,766	313,557
Operating Expenses	27,628	189,260
Organization and Offering Expenses	31,828	218,191
Brokerage Expenses	500,284	3,454,608
Dividend Expenses	0	0
Total Expenses	539,974	4,175,616

Net Income (Loss)	-$5,610,216	-$10,534,895

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$137,599,925	$165,364,938
Additions	0	102,425
Net Income (Loss)	-5,610,216	-10,534,895
Redemptions	-3,145,805	-26,088,564
Balance at June 30, 2017	$128,843,904	$128,843,904

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR	Year to Date ROR
A	$1,005.058	7,878.43945	$7,918,285	-4.12%	-7.30%
B	$822.986	97,151.14313	$79,954,021	-4.18%	-7.61%
Legacy 1	$796.456	1,468.28397	$1,169,423	-3.94%	-6.23%
Legacy 2	$778.792	511.77476	$398,566	-3.96%	-6.34%
Global 1	$788.853	33,091.10042	$26,104,021	-3.83%	-5.96%
Global 2	$773.188	1,989.65846	$1,538,379	-3.85%	-6.07%
Global 3	$669.750	17,560.58887	$11,761,208	-3.99%	-6.90%

To the best of my knowledge and belief the information contained herein is accurate and complete.

___________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership